January 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Aptera Motors Corp.
Registration Statement on Form S-1
File No. 333-292655
Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on January 14, 2026, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-292655) (the “Registration Statement”) for Friday, January 16, 2026 at 8:00 a.m., Eastern Time, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the Registration Statement.

If you require any additional information with respect to this letter, please contact M. Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director